C. Edward Chaplin

Chief Financial Officer

MBIA Inc.

113 King Street, Armonk, NY 10504

Tel. (914) 765-3925 Fax (914) 765-3080

Chuck.Chaplin@mbia.com

www.mbia.com

July 24, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

Re:	MBIA Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
File No. 001-09583

Dear Mr. Rosenberg:

MBIA Inc. (“MBIA,” the “Company,” or “we”) is pleased to respond to your letter dated July 10, 2009 in which you provided comments to its Annual Report on Form 10-K for the fiscal year ended December 31, 2008. For your convenience, we have reproduced your comments followed by our corresponding responses.

Critical Accounting Estimates

Valuation of Financial Instruments

1. Financial Assets, page 56

1.	Please refer to your response to comment one. Please revise your disclosure to clarify that you do not have access to the specific models used by the third party pricing services and therefore cannot provide the potential impact of changes in the inputs and assumptions used in the models. Please clarify whether you believe that reasonably likely changes in the key inputs or assumptions used would have a material impact on the financial statements.

MBIA’s Response

The Company will revise its disclosure in its Form 10-Q for the quarter ended June 30, 2009 to clarify that while we review pricing assumptions, inputs and methodologies used by pricing services for purposes of classifying securities within the three levels of the SFAS 157 hierarchy and to obtain reasonable assurance that the prices used in our valuations reflect fair value, we do not have access to specific models used by third-party pricing services and, therefore, we cannot provide the potential impact of reasonably likely changes in inputs and assumptions used in these models. Consequently, we are unable to determine if such reasonably likely changes in inputs or assumptions would have a material impact on our financial statements.

Liquidity

Investments, page 115

2.	Please refer to your response to comment three regarding unrealized losses for corporate obligations and mortgage backed securities. Confirm to us that you will include the tables provided in your response starting with the June 30, 2009 Form 10-Q.

MBIA’s Response

The Company will include the tables in our response to comment 3 provided in our letter to you dated June 5, 2009 in its Form 10-Q for the quarter ended June 30, 2009 and in subsequent filings to the extent the amounts are material to the Company’s financial position or results of operations.

Liquidity

Investments, page 115

3.	Please refer to your response to comment four. Please confirm that you will revise your disclosure starting with the June 30, 2009 Form 10-Q to clarify that your own credit enhancement is included in the assessment of other-than-temporary impairments. Identify the investments and provide the amount by which you estimate that they would be impaired without your credit enhancement. Disclose in the context of this discussion a description of how you record loss reserves/fair value liability adjustments for these credit enhancements and disclose the amount of loss reserves/fair value liability adjustments recorded related to them.

MBIA’s Response

Consistent with our response to comment 4 provided in our letter to you dated June 5, 2009, the Company will clarify in its Form 10-Q for the quarter ended June 30, 2009 that its own credit enhancement is included in its assessment of other-than-temporary impairments with respect to securities that it owns. Therefore, we do not record other-than-temporary impairments related to credit concerns about issuers of MBIA-insured securities since investors in these securities, including MBIA, are guaranteed payment of principal and interest.

MBIA-insured securities, whether or not owned by the Company, are evaluated for impairment as part of our insurance surveillance process and, therefore, losses on MBIA-insured securities are recorded in accordance with our loss reserving policy. Our loss reserving policy is fully disclosed in “Note 2: Significant Accounting Policies” in the notes to our consolidated financial statements for the year ended December 31, 2008. This policy has been updated for our adoption of SFAS 163, “Accounting for Financial Guarantee Insurance Contracts” in “Note 2: Significant Accounting Policies” and further described in “Note 8: Loss and Loss Adjustment Expense Reserves” in the notes to our consolidated financial statements for the quarter ended March 31, 2009. The determination of an impairment under our loss reserving process and under our investment impairment process differ in several ways. The two primary differences are (i) the consideration of unearned premium revenue in establishing loss reserves and (ii) the use of a risk free discount rate (prescribed by SFAS 163) in establishing loss reserves compared with the use of a discount rate reflecting the original purchase price yield on a security, which would typically be used in our analysis of other-than-temporary impairments of investments.

In order to provide users of our financial statements with additional information about our estimates of losses on MBIA-insured securities owned by the Company and to be responsive to your comment, we propose including disclosure in our Form 10-Q for the quarter ended June 30, 2009 clarifying that estimated losses on MBIA-insured investments owned by the Company are included in our insurance loss reserves and not as other-than-temporary impairments. Additionally, we propose including a table in our disclosure, using the below format, in order to provide the amount of estimated loss reserves related to MBIA-insured investments owned by the Company.

Security Type	Amortized Cost	Fair Value	Unrealized Loss Recorded in Accumulated Other Comprehensive Income	Insurance Loss Reserve (1)
	$	$	$	$

Total	$	$	$	$

(1) – Insurance loss reserve estimates are based on the proportion of par value owned to the total amount of par value insured and reflect debt service payments the Company expects to make on insured obligations.

Note 28: Subsequent Events, page 221

4.	Please refer to your response to comment 11. Please clarify in your disclosure whether and if, so, to what extent, the transfer of capital to National will have an impact on your claims-paying resources and ability to meet your obligations.

MBIA’s Response

The transfer of capital to National has no material impact on our consolidated claims-paying resources, and was evaluated by us and the New York State Insurance Department (“NYSID”) prior to the NYSID’s approval of the transfer on February 17, 2009. The capitalization of National in February 2009 had the effect of reducing the claims-paying resources of MBIA Insurance Corporation and its subsidiaries (“MBIA Corp.”) from $15.0 billion to $8.8 billion and increasing the claims-paying resources of National. In connection with the capitalization of National, National reinsured from MBIA Corp. all of MBIA Corp’s U.S. public finance exposure thereby reducing MBIA Corp.’s net insured debt service outstanding from $1,198.3 billion to $290.3 billion and the amount of claims-paying resources required to be maintained by MBIA Corp.

The Company believes that after the capitalization of National, MBIA Corp. continued to be able to meet its expected obligations. Additionally, the NYSID found that MBIA Corp. retained sufficient surplus to support its obligations and writings following the payment of the dividend by MBIA Corp. and that the return of capital by MBIA Corp. was reasonable and equitable to MBIA Corp. The NYSID also found that the reinsurance transaction with National was fair and equitable. Claims-paying resources are calculated using statutory capital and reserves. As of March 31, 2009, MBIA Corp. had total claims-paying resources of $8.0 billion while statutory loss and loss adjustment expense reserves for future claim payments were $1.8 billion. Similarly, as of March 31, 2009, National had total claims-paying resources of $5.5 billion while statutory loss and loss adjustment expense reserves for future claim payments were $0.2 billion.

The Company will include disclosures consistent with the above in its Form 10-Q for the quarter ended June 30, 2009 in order to clarify the impact that the capitalization of National had on its claims-paying resources and ability to meet its obligations.

***

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	SEC Staff comments or changes to disclosures in response to SEC Staff comments do not foreclose the SEC from taking action with respect to such filings; and

•	the Company may not assert SEC Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

I hope you find our response helpful in your review of our Form 10-K. Please feel free to call me at 914-765-3925 with any comments or questions you may have with respect to our response.

Very truly yours,

/s/ C. Edward Chaplin
C. Edward Chaplin

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